Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Whitacre: ‘We’ve put two great assets together – people of BellSouth and people of AT&T’

Ed Whitacre, AT&T chairman and CEO, visited BellSouth on Friday, April 21, for a special program on the pending AT&T-BellSouth merger. BellSouth Chairman and CEO Duane Ackerman hosted the BellSouth Television Network (BTN) program, taped before a live audience of BellSouth employees in Atlanta.

The special program will be broadcast to BTN locations at 1 p.m. Eastern time today, April 24. A list of BTN viewing sites is attached to this e-mail. The program also will be available at 1 p.m. Eastern on the Merger News site of the BellSouth intranet, accessible from my.bls.com and as streaming video at http://mediaweb.bls.com/btn.asp

 “It’s a great merger we put together. I believe that. I believe that with all my heart,” Whitacre said during the program. “If you think about what we’ve done here, you heard all the statistics, but what we’ve really done is put two great assets together. That’s the people of BellSouth, the people of AT&T, to do the job for the customer and the stockholder going forward.”

He noted that the merger, when approved, will bring Cingular Wireless together in one place, and it’s services can be offered in communications bundles to customers nationwide. The merger also will expand the companies’ broadband footprint, and that supports such new offerings as television over the Internet, known as IPTV. In addition, the merger will open new enterprise business markets because of the global reach the combined company can provide to businesses.

“We’ve got some exciting places to go. This is going to be fun — a lot of opportunity with this,” he said.

Regarding jobs of BellSouth employees after the merger is closed, Whitacre said he expects little movement of positions in relation to the combined company’s total work force: an estimated 300,000.  “This is a big company; we’re a service business. There will be some movement. It’s not huge. In fact, it’s quite small when you look at the total.

“We’re not buying BellSouth for its name. We’re buying it because of you,” he told employees. “The people are what makes the difference.”

Whitacre also praised Ackerman and the BellSouth team for their leadership in the industry. “You guys just have great performances,” he said.

Ackerman noted his long-time professional association with Whitacre, who started with Southwestern Bell as a lineman in 1963. “Ed and I believe passionately in what has been put together here,” Ackerman said. He also thanked BellSouth employees for staying focused on customers and executing on goals and objectives during the pending merger.

In addition to historical information, this document may contain forward-looking statements regarding the proposed merger with AT&T. Factors that could prevent or delay completion of the proposed merger with AT&T, could affect the future results of the merged company and could cause the merged company’s actual results to differ from those expressed in the forward-looking statements include: (i) our and AT&T’s  ability to obtain governmental approvals of the proposed merger on the proposed terms and contemplated schedule; (ii) the failure of AT&T shareholders to approve the issuance of AT&T common shares in the merger or the failure of our shareholders to approve the merger; (iii) the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; (iv) the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC, may not be fully realized or may take longer to realize than expected; (v) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and (vi) those factors contained in the preliminary proxy statement relating to the proposed merger filed with the SEC.

NOTE: In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site ( www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site ( www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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